

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

Rhonda Keaveney
Chief Executive Officer
Invech Holdings, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

> **Re: Invech Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 22, 2024**
> **File No. 333-276779**

Dear Rhonda Keaveney:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 Filed March 22, 2024

Security Ownership of Certain Beneficial Owners and Management, page 59

1. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K. In this regard, we note the dated reference to September 30, 2023.

Item 16. Exhibits and Financial Statement Schedules, page F-1

2. Please tell us why you are providing separate financial statements as of and for the periods ended December 31, 2022 and 2021, March 31, 2023, June 30,2023, and September 30, 2023.

3.   Please revise to eliminate the label "unaudited" throughout pages F-29 through F-32 as they represent audited financial statements and related notes.

General

4.   Please have your auditor provide an updated consent to reflect the appropriate report date and periods presented in the financial statements included in the filing.

   Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services